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                                                                    Exhibit 20.1

FOR FURTHER INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

              GRANITE CONSTRUCTION POSTS FIRST QUARTER 2003 RESULTS

WATSONVILLE, CALIFORNIA (May 7, 2003) Granite Construction Incorporated (NYSE:GVA) today announced net income of $10.0 million, or $0.25 per diluted share for the first quarter ended March 31, 2003 versus a net loss of $1.6 million or ($0.04) per share for the same period last year. Revenue for the quarter totaled $302.2 million, an increase of 12.3% over the same period in 2002, including revenue from the newly consolidated Wilder Construction Company (Wilder), which became a majority-owned subsidiary on April 30, 2002.

Non-operating income for the quarter was $18.0 million compared to $0.9 million for the same quarter in 2002. Included in non-operating income is $18.4 million related to the sale of the State Route 91 Tollroad Franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner. Granite completed construction of the $60.4 million project in 1995 and has maintained an equity interest in the limited partnership since its inception.

Backlog at March 31, 2003 totaled a record $1.9 billion, a 39.7 percent increase over the backlog at March 31, 2002, including backlog from Wilder. New awards for the quarter totaled $316.5 million, an increase of $85.3 million over the same period last year. Awards for the quarter include a $75.6 million toll road project in Texas, a $12.3 million highway project in Arizona and an $18.3 million airport project in Anchorage from our Wilder subsidiary.

Commenting on the results, Granite's President and Chief Operating Officer William G. Dorey stated, "Overall, we are pleased with our performance during the first quarter of the year. The Company's results are essentially in line with our expectations, with the Heavy Construction Division (HCD) being our primary first quarter contributor. The Branch Division, which also now includes Wilder, continues to operate in a challenging market environment."
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"While our short-term outlook for the Branch Division continues to be difficult to predict due to the economic uncertainty, both in California and in the U.S., our outlook for HCD remains very positive driven by the quality backlog and the on-going bidding opportunities from coast to coast," Dorey said.

He added, "The State Route 91 Tollroad project is a great example of Granite's ability to leverage our strong financial resources by investing in transportation-related ventures that provide an above average return on our investment as well as stimulating our construction activities."

General and administrative expenses for the quarter ended March 31, 2003 totaled $36.6 million, an increase of $6.1 million compared to the quarter ended March 31, 2002. The increase in general and administrative expenses primarily resulted from the inclusion of Wilder and our geographic expansion into Northern California.

First Quarter Conference Call Information:

Granite will host a conference call at 2:00 p.m. Pacific Time on Wednesday, May 7, which will be live on the internet, and can be accessed by logging onto http://www.graniteconstruction.com or by dialing (913) 981-5537. A playback of the call can be accessed on the Company's website or by calling (719) 457-0820,
Passcode: 421085 from 5:00 p.m. (PDT) on May 7th through 5:00 p.m. (PDT) on May 23rd.

Granite Construction is one of the nation's largest heavy civil contractors and construction materials producers. The Company serves both public and private sector clients through its offices nationwide. For more information about the Company, please visit its website at www.graniteconstruction.com.

This press release contains forward-looking statements, such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite's management. Words such as "outlook", "believes," "expects," "appears," "may," "will," "should," "or "anticipates," or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Specific risk factors include, without limitation, changes in the composition of applicable federal and state legislation appropriation committees; federal and state appropriation changes for infrastructure spending; the general state of the economy; job productivity; accuracy of project estimates; weather conditions; competition and pricing pressures; and state referendums and initiatives. You should not place undue reliance on these forward-looking statements, which speak only as to the date of this news release. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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